Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Telix Announces Settlement of US$600 Million Convertible Bonds

Melbourne (Australia) and Indianapolis, IN (U.S.) – April 23, 2026. Further to the announcements by Telix Pharmaceuticals Limited (ASX: TLX, NASDAQ: TLX) ("**Telix**") on April 14, 2026 and April 15, 2026, Telix is pleased to announce the successful settlement of the issue of US$600 million 1.50% Convertible Notes (also referred to as "Convertible Bonds") due 2031 ("**New Bonds**") by Telix Pharmaceuticals (Investments) Inc. and guaranteed by Telix and Telix Pharmaceuticals (US) Inc..

Listing of the New Bonds

The New Bonds are expected to be listed on the Official List of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") on April 23, 2026.

Repurchase and Cancellation of the Existing Bonds

The concurrent repurchase ("**Repurchase**") of approximately A$637 million in principal of the A$650 million 2.375% Convertible Bonds due 2029 issued by Telix ("**Existing Bonds**") is substantially complete.

The Existing Bonds expected to be repurchased and to be cancelled pursuant to the Repurchase represent approximately 98% of the outstanding Existing Bonds. Following the Repurchase, given less than 15% in aggregate principal amount of the Existing Bonds remain outstanding, Telix intends to exercise its right to repurchase and cancel all of the remaining Existing Bonds at their principal amount (plus accrued and unpaid interest to the relevant date fixed for redemption) in accordance with their terms and conditions.

J.P. Morgan Securities plc ("J.P. Morgan") acted as Sole Bookrunner on the offering of the New Bonds. J.P. Morgan also acted as Sole Bookrunner and Sole Dealer Manager on behalf of Telix for the Repurchase.

About Telix Pharmaceuticals Limited

Telix is a global biopharmaceutical company focused on the development and commercialization of radiopharmaceuticals with the goal of addressing significant unmet medical need in oncology and rare diseases. Telix is headquartered in Melbourne (Australia) with international operations in the United States, United Kingdom, Brazil, Canada, Europe (Belgium and Switzerland) and Japan. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (NASDAQ: TLX).

Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and U.S. Securities and Exchange Commission (SEC) filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook.

Telix Investor Relations (Global)
Ms. Kyahn Williamson
SVP Investor Relations and
Corporate Communications
kyahn.williamson@telixpharma.com

Telix Investor Relations (Australia)
Ms. Charlene Jaw
Associate Director Investor
Relations
charlene.jaw@telixpharma.com

Telix Investor Relations (U.S.)
Ms. Annie Kasparian
Director Investor Relations and
Corporate Communications
annie.kasparian@telixpharma.com

This announcement has been authorized for release by the Telix Pharmaceuticals Limited Disclosure Committee on behalf of the Board.

Legal Notices

Cautionary Statement Regarding Forward-Looking Statements.

You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website.

The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including Australia, Singapore, and the United States. The information and opinions contained in this announcement are subject to change without notification. To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.

This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as "may", "expect", "intend", "plan", "estimate", "anticipate", "believe", "outlook", "forecast" and "guidance", or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix's good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix's business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix's business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress, completion and results of Telix's preclinical and clinical trials, and Telix's research and development programs; Telix's ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix's product candidates, manufacturing activities and product marketing activities; Telix's sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix's product candidates, if or when they have been approved; Telix's ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix's expenses, future revenues and capital requirements; Telix's financial performance; developments relating to Telix's competitors and industry; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on Telix's business, including as a result of war or other geopolitical conflicts; and the pricing and reimbursement of Telix's product candidates, if and after they have been approved. Telix's actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.

Neither this announcement nor any copy hereof may be taken into or distributed in the United States.

*The information contained in this announcement is not for distribution, directly or indirectly, in or into the United States. The Convertible Bonds, the guarantees and the Ordinary Shares to be issued upon conversion of the Convertible Bonds have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") or the securities laws of any state or other jurisdiction of the United States and they may not be offered or sold, resold, transferred or delivered, directly or indirectly, within the United States or to, or for the account or benefit of U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state or local securities laws. The Convertible Bonds and the guarantees are being offered and sold solely outside the United States in an "offshore transaction" as defined in, and in reliance on Regulation S under the Securities Act.*

Nothing in this announcement or anything attached to it shall form the basis of any contract or commitment.

The Concurrent Repurchase is not being made and will not be made, directly or indirectly, in or into the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication. The Existing Convertible Bonds may not be tendered in the Concurrent Repurchase by any such use, means, instrumentality or facility from or within the United States or by persons located or resident in the United States as defined in Regulation S of the Securities Act. Any purported tender of Existing Convertible Bonds made by a person located in the United States will not be accepted.

This communication may not be distributed to the press or other media or forwarded, photocopied, passed on or, in any other manner, transmitted to any other person. Non-compliance with the foregoing may constitute a violation of law. This information is subject to change.

This announcement has not been examined or approved by the SGX-ST and the SGX-ST assumes no responsibility for the contents of this announcement, including the correctness of any of the statements or opinions made or reports contained in this announcement.

All trademarks and trade names referenced in this press release are the property of Telix Pharmaceuticals Limited (Telix) or, where applicable, the property of their respective owners. For convenience, trademarks and trade names may appear without the ® or ™ symbols. Such omissions are not intended to indicate any waiver of rights by Telix or the respective owners. Trademark registration status may vary from country to country. Telix does not intend the use or display of any third-party trademarks or trade names to imply any affiliation with, endorsement by, or sponsorship from those third parties.

©2026 Telix Pharmaceuticals Limited. All rights reserved.